
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

SEC
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✗ FORM X-17A-5   Section

PART III   MAR 0 2 2015

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SEC FILE NUMBER
8 - 048238

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **January 1, 2014**   AND ENDING   **December 31, 2014**

(MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ariel Distributors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Street, Suite 2900

(No. and Street)

Chicago   **IL**   **60601**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen Longoria   **(312) 612-2664**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - *if individual, state last, first, middle name*)

111 South Wacker Drive   **Chicago**   **IL**   **60606**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, **Maureen Longoria**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Ariel Distributors, LLC** as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
SUSAN L SCHOENBERGER
Notary Public - State of Illinois
My Commission Expires Dec 21, 2016

Signature

Notary Public

Vice President, Treasurer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Independent Auditors' Report
- ☒ (b) Facing page.
- ☒ (c) Statement of Financial Condition.
- ☒ (d) Statement of Income (Loss).
- ☒ (e) Statement of Cash Flows.
- ☒ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (h) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report. (Not Applicable - Exempt)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ariel Distributors, LLC
(SEC I.D. No. 8-048238)

Statement of Financial Condition as of December 31, 2014
and Report of Independent Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a **Public Document**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ariel Distributors, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ariel Distributors, LLC (the "Company") as of December 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Ariel Distributors, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

Member of
Deloitte Touche Tohmatsu Limited

Assets

Current Assets		
Cash	$	2,337,551
Accounts Receivable		101,586
Prepaid Expenses		70,753
Mutual Funds		14,259,632
Total Assets	$	16,769,522

Liabilities and Member's Equity

Payable to Broker-Dealers	$	1,347,392
Due to Affiliated Company		277,306
Total Liabilities		1,624,698
Total Member's Equity		15,144,824
Total Liabilities and Member's Equity	$	16,769,522

(1) Organization

Ariel Distributors, LLC (the "Company") was incorporated in Illinois in 1995, for the purpose of acting as the distributor and principal underwriter of the diversified portfolios (the "Funds") of the Ariel Investment Trust (the "Trust"). The Trust has adopted a plan of distribution under Rule 12b-1 of the Investment Company Act of 1940 applicable to certain of the Funds. Under the plan, 12b-1 distribution fees are paid to the Company for its services. The Company in turn pays a significant portion of the distribution fees to other broker-dealers who distribute the Funds' shares. The remaining amount is retained by the Company for its services, advertising and other distribution expenses.

(2) Summary of Significant Accounting Policies

Basis of Presentation – The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification,* [TM] sometimes referred to as the codification or ASC.

Mutual Funds – Mutual fund transactions are recorded on a trade-date basis. Mutual funds are reported at fair value using their respective net asset value per share.

(3)   **Fair Value Measurements and Disclosures**

FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* ("Topic 820") defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date.

In accordance with Topic 820 the Company classifies its investments within the three levels of the fair value hierarchy under Topic 820 as described below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities are generally valued based on quoted prices or quoted net asset values from the applicable exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Restricted securities issued by publicly held companies are valued at a discount to similar, publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3. Restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy, because they trade infrequently, and therefore, the inputs are unobservable.

(3) **Fair Value Measurements and Disclosures (Continued)**

A summary of the inputs used to value the Company's net assets as of December 31, 2014 is as follows:

Valuation Inputs	Mutual Funds
Level 1	$ 14,259,632
Level 2	-
Level 3	-
	$ 14,259,632

There were no transfers between levels during the year ended December 31, 2014.

(4) **Related Party Transactions**

The Company is a wholly owned subsidiary of Ariel Investments, LLC (the "LLC"). The LLC provides investment advisory and administrative services to each Fund under the Trust under various agreements for which it receives payments from the Trust.

Under an Expense Sharing agreement between the Company and the LLC, the LLC furnishes all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as the distributor and principal underwriter to the Trust. The Company is liable to the LLC for any expense, direct or indirect, incurred by LLC for or on behalf of the Company. The Company owed $277,306 to the LLC as of December 31, 2014 under this arrangement.

The Company's investments in various mutual funds are sponsored by the LLC and have a fair value of $14,259,632 as of December 31, 2014.

(5)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $12,833,540. The Company's net capital requirement was $108,313 on that date. The net capital rules may restrict the payment of cash dividends.

(6)   Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(7)   Income Taxes

FASB ASC Topic 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense in the current year. As Ariel Distributors, LLC is a wholly-owned subsidiary of Ariel Investments, LLC all income or loss generated by Ariel Distributors, LLC is included in the federal income tax return of Ariel Investments, LLC's members. Therefore, no liability for income taxes has been included in the statement of financial condition.

(8) **Subsequent Events**

Ariel Distributors, LLC has evaluated events subsequent to December 31, 2014 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date this statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the statement of financial condition.